Exhibit I

Mr. Bansal also indirectly owns 38,305 shares of Class B Common Stock, which shares are owned directly by the Sanjeev K. Bansal Qualified Annuity Trust #2, of which Mr. Bansal is the sole trustee.

Mr. Bansal also directly owns 2,357 shares of Class B Common Stock.

Shares of Class B Common Stock are convertible immediately upon receipt into shares of Class A Common Stock on a 1-for-1 basis and have no expiration date.